

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 21, 2016

Via E-mail
Mr. Robert W. Bryant
Executive Vice President and Chief Financial Officer
Axalta Coating Systems Ltd.
Two Commerce Square
2001 Market Street, Suite 3600
Philadelphia, PA 19103

**RE: Axalta Coating Systems Ltd.**
**Form 10-K for the Year Ended December 31, 2015**
**Filed February 29, 2016**
**Definitive Proxy Statement on Schedule 14A**
**Filed March 22, 2016**
**Item 2.02 Form 8-K**
**Filed April 28, 2016**
**File No. 1-36733**

Dear Mr. Bryant:

We have reviewed your October 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2016 letter.

Form 10-K for the Year Ended December 31, 2015
Item 8. Financial Statements and Supplementary Data, page 76
(14) Income Taxes, page 112

1. We note your response to prior comment 1. Please address the following:
   - More fully explain the specific nature of the transition-related costs incurred in 2013 and 2014 that you identify as aberrational items and explain how they relate to costs recorded in your financial statements; and

- In light of the stock based compensation expense incurred in 2015 that you identify as an aberrational item, more fully explain the nature of and reasons for the 2013 and 2014 equity plan changes included under projected future events, including why the charges significantly decline after 2018.

2.   Based on all the information you have provided in your response letters, it appears to us you should revise your Critical Accounting Policy disclosures in future filings to more fully disclose and discuss the critical policies and estimates you use to determine if the realization of your deferred tax assets is more likely than not.  Please ensure your disclosures adequately address both the positive and negative evidence you consider. Please also ensure your disclosures quantify and discuss the sources of taxable income you rely on to support your assertion that the realization of your deferred tax assets is more likely than not.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.  Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction